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                                                                   Draft 5/20/98


                                  PROPOSAL TO
                             THE SPECIAL COMMITTEE
                            STAR GAS PARTNERS, L.P.


     Subject to further diligence and assuming no material adverse changes in Star or Petro, or in market conditions, A.G. Edwards proposes:

     (A)  Increase Common Unit Distribution Payments. Simultaneous with the
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          closing date, the quarterly distribution for common unitholders shall be raised from $2.20 per annum to $2.30 per annum.

     (B)  Star Partnership Agreement. Appropriate steps should be initiated to
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          amend the Star Partnership Agreement as of the closing date (assumed to be September 30, 1998) in order to:

          (B-1) authorize the creation of new classes of senior subordinated units and deferred partnership units, which shall be junior to all present and future common units, but senior to the present subordinated units;

          (B-2) prohibit the payment of any distributions to senior subordinated unitholders and to subordinated unitholders except from net distributable cash flow available for such period after first paying MQD to the common unitholders for such period plus any cumulative common unit arrearages; and

          (B-3) provide a surplus available for common unit distributions equal to $ 1.10 per new common unit, as part of the Refinancing Transaction, described below.

     (C)  Definitive Transaction Agreement. A draft of the definitive
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          transaction agreement should be prepared by Petro for The Special
          Committee's careful consideration (and for future submission to the Board of Directors and common unitholders of Star and to the Board of Directors and shareholders of Petro for approval) setting forth the following steps:

          (C-1) At closing of the Transaction, Star shall be obligated to pay to Petro's common shareholders, subject to the Revision Amount as defined in (C-4) below, the following:

                 (A) 2,718 senior subordinated units of Star;
                 (B) 524 subordinated units of Star; the balance must be
                     delivered to Star free and clear for retirement;
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                 (C) 289 GP units of Star; and
                 (D) 909 deferred partnership units of Star, convertible into senior subordinated units with a trigger relating to the financial performance of Petro only.

          (C-2) The Closing shall be contingent upon the successful completion of the following (collectively, the "Refinancing Transaction"):

                 (A) The issuance of 6,588 new common units at a gross spread of no greater than 5.0%, and
                 (B) The issuance of $125,000 new debt at a gross spread of no greater than 3.0%

                 The use of proceeds of the Refinancing Transaction shall be solely to refinance certain of the outstanding indebtedness assumed from Petro.

          (C-3) Prior to the closing of the Transaction, Petro shall represent, warrant and agree that:

                 (A) Prior to the Refinancing Transaction, Petro shall have a balance of debt and preferred stock (at redemption value), less any cash balance in excess of such amounts required in (C-3)(B) below, of no more than $331,367.
                 (B) Petro shall have a minimum cash balance of $500,000, a positive working capital balance, and a total common shareholders' deficit on its balance sheet of no greater than [$___ million], all as of the closing.
                 (C) Petro shall set up appropriate reserves and fund all of the following transactions costs: financial advisory fees and fairness opinions for Petro and Star; legal, accounting and printing fees for Petro and Star; all exchange and solicitation fees related to the retirement or redemption of Petro's debt and preferred stock; all appraisals and environmental reports; all rating agencies and bank fees; and all other out-of-pocket costs and expenses associated with the Transaction.
                 (D) Petro shall not declare or distribute any cash dividends to its common shareholders.

          (C-4) In the event Petro is unable or unwilling to represent and warrant each of the matters set forth in (C-3), then a Revision Amount (defined below) will be established. The Revision Amount shall reduce, on a dollar-for-dollar basis, the amount to be paid to the Petro common shareholders as set forth in (C-1). The Revision Amount shall be calculated as follows:
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                 (A) If the cumulative amount of all revisions, taken as a
                     whole, is less than zero, then the Revision Amount will be equal to zero dollars, and any cash balance remaining at Petro shall be transferred to Star.
                 (B) If the cumulative amount of all revisions, taken as a
                     whole, is greater than zero, then the Revision Amount will be equal to the cumulative amount of all revisions, taken as a whole.